SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2010, incorporated by reference herein:
Exhibit
99.1
Release dated August 26, 2010, entitled “REPORT TO SHAREHOLDERS FOR THE
QUARTER AND YEAR ENDED 30 JUNE 2010”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 26, 2010
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and
year ended 30 June 2010
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
NASDAQ trading symbol: DROOY ("DRDGOLD" or the “Group")
KEY FEATURES FOR THE QUARTER
Dividend declared of 5 cents per share
Operating profit of R91.5 million for the quarter
Headline earnings increased to 23.9 cents per share for the quarter
No fatalities; continued drive for safety improvement
Ergo: higher volumes, lower costs improve margin
Crown/Ergo pipeline goes ahead
Blyvoor trending towards stability
Zimbabwe: 80% increase in exploration area
GROUP RESULTS
Review of operations
Quarter
Quarter
%
Quarter
12 months to
12 months to
%
Group Jun 2010 Mar 2010 Change Jun 2009 30 Jun 2010 30 Jun 2009 Change
Gold production oz 61 632 62 404 (1) 57 775 241 194 247 690 (3)
kg 1 917 1 941 (1) 1 797 7 502 7 704 (3)
Gold production sold oz 57 293 62 404 (8) 55 234 239 427 245 149 (2)
kg 1 782 1 941 (8) 1 718 7 447 7 625 (2)
Cash operating costs US$ per oz 1 004 913 (10) 855 953 730 (30)
ZAR per kg 244 331 221 400 (10) 235 499 233 112 212 228 (10)
Gold price received US$ per oz 1 204 1 113 8 900 1 092 861 27
ZAR per kg 292 769 269 980 8 244 927 267 292 250 589 7
Capital expenditure US$ million 8.9 4.2 (112) 13.7 25.5 38.4 34
ZAR million 67.5 31.3 (116) 117.3 193.9 345.1 44
STOCK
Issued capital
384 884 379 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
404 378 780
Stock traded
JSE
NASDAQ*
Average volume for the quarter per day ('000) 481 1 230
% of issued stock traded (annualised) 33 83
Price • High R4.06 $0.543
• Low R3.30 $0.407
• Close R3.41 $0.435
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

Overview
Dear shareholder
Safety, health and environment
It is very pleasing to report that the Group recorded a quarter free of fatalities. Performance in respect of other key safety measures was varied. Blyvooruitzicht Gold Mining Company
Limited (“Blyvoor”) recorded a reduction in its Dressing Station
Injury Frequency Rate (“DSIFR”) but deteriorations in its
Disabling Injury Frequency Rate (“DIFR”) and Reportable Injury
Frequency Rate (“RIFR”). While Crown Gold Recoveries (Pty)
Limited (“Crown”) RIFR improved, its DSIFR and RIFR deteriorated.
Various operation-specific, mini safety campaigns and audits are continuing throughout the Group’s operations.
At Blyvoor, muffling of drilling machines and silencing of fans have been completed. The mine’s first ‘fogger’ system for
improved dust control at underground tips has been installed on
38 level, and additional installations have been scheduled.
During the quarter, the Group spent a total of R9.6 million on environmental management issues.
Public debate on the rising levels of acidic water in underground cavities below Johannesburg escalated in recent weeks.
DRDGOLD has for some time now played a proactive role in
finding a permanent and self-sustainable solution for this issue.
We have posted on our website (www.drdgold.co.za) a clear
summary on the position we hold and our continued role in
the matter.
Production
Total gold production for the quarter was 1% lower at 61 632oz, reflecting lower total gold production from Blyvoor (see below).
Gold sold was 8% lower at 57 293oz, due to 4 340oz of gold
produced during the quarter but not yet sold by Rand Refinery
Limited at quarter-end.
Total gold production for the year was 3% lower at 241 194oz.
This was as a consequence of lower total gold production for the year from Blyvoor, reflecting the continuing volume recovery from the seismic damage caused to high-grade underground
production areas towards the end of the previous financial year and the wage strike which lasted almost a month.
Reserves and resources
Attributable mineral reserves increased by 21% to 7.3Moz in
FY2010. This increase was as a result of the higher gold price used in the mineral reserve calculation together with the
expected increase in Crown’s deposition capacity as a
consequence of the construction of the Crown/Ergo pipeline
linking Crown to Ergo’s Brakpan deposition site. Attributable mineral resources increased by 6% to 60.0Moz.
The FY2010 reserve and resource information was prepared in
compliance with the SAMREC Code by DRDGOLD’s designated
competent persons, Mr R. Botha and Mr V. Labuschagne, who are both employees of DRDGOLD.
Financial
Total revenue for the quarter was less than 1% lower at
R521.7 million. An 8% increase in the average Rand gold price received to R292 769/kg offset the impact of slightly lower gold production. After accounting for total cash operating costs, 9%
higher at R468.4 million due mainly to the increase in power costs (see below), total operating profit was 6% lower at
R91.5 million. On-going de-risking of the business during the quarter saw the transfer of environmental rehabilitation
liabilities in respect of mining rights over the old Durban
Roodepoort Deep and West Wits mining licence areas which
were disposed of. This reduced the provision for environmental rehabilitation and a consequent credit of R110.9 million
increased gross profit by more than 300% to R144.2 million.
The voluntary liquidation of offshore subsidiaries, which were previously the holding companies for various offshore operations, resulted in the foreign translation reserve accumulated over the life of these subsidiaries to be realised as part of the profit of
R158.2 million on the disposal of subsidiaries and joint venture.
This, together with a reduction in post-retirement employee
provisions reported under administration and other general
costs, resulted in profit before tax of R290.9 million. After accounting for a deferred tax expense of R55.4 million, net profit after tax was R247.9 million compared with the previous
quarter’s R12.3 million.
Total revenue for the year was 4% higher than in the previous year at R1 990.5 million due to a 7% increase in the average
Forward-looking statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2009, which we filed with the United States Securities and Exchange Commission on 27 November 2009 on Form 20-F.
You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.

Rand gold price received for the year to R267 292/kg. Total
operating profit, however, was 4% lower at R271.6 million due to a 7% increase in total cash operating costs to R1 748.8 million.
After accounting for higher depreciation, an environmental
rehabilitation provision credit and lower retrenchment costs, gross profit from operating activities was 15% higher at
R148.7 million. Lower administration expenses and general costs and the afore-mentioned profit on the sale of subsidiaries and joint venture contributed to a 157% increase in profit before tax to R211.6 million. Net profit after tax was 84% higher at
R203.3 million.
Exploration and prospecting
In Zimbabwe, the number of claims at Leny has been increased from 16 (covering 253ha) to 46 (covering 454ha). A magnetic
survey has been completed in a 50mx50m grid and an induced
polarisation survey is currently under way across the entire area of the claims.
Anomalies from these surveys will be used to plan a drilling programme. So far, three target areas have been identified and a drill rig is on site to start the first phase of core drilling.
Some plant and equipment for gold recovery during the
exploration phase has been delivered to site and regulatory
approval of a site of works plan, an environmental plan and
water rights are pending. To date, we have spent R5.2 million on this project.
At Blyvoor, exploration and cover drilling during the quarter under review amounted to 743m.
At Crown, follow-up drilling was done at the 4L2 dump
(63 holes) and the 3L42 dump (24 holes). Results confirmed
previous grade estimates. Other drilling completed was at Top
Star (for the verification of the embankments) and in the
southern portion of the 3A2 dump (to confirm grades).
At Ergo, 19 holes were drilled and face sampling at 50m intervals completed on the Elsburg Tailings Complex’s 4A48 dump. Results from some 580 samples confirmed the previous valuation,
indicating results higher than those achieved in plant sampling.
Corporate activity
During the year, agreement was reached with Mintails SA (Pty)
Limited (“Mintails”)for the Group to acquire Mintails’ 50% stake in Ergo Mining (Pty) Limited (also known as the Ergo Joint
Venture) for R82 million (R62 million in cash and the balance in shares in the Witfontein tailings deposition site on the Far West
Rand valued at R20 million).
Detailed operational review
Blyvoor
Total gold production was 7% lower at 26 685oz, reflecting a 2%
decrease in underground gold production and a 23% decrease in surface gold production.
Underground throughput rose 11% to 185 000t while the
average underground yield declined 12% to 3.54g/t, both a
consequence of higher volumes mined at the lower-grade No 4
and 6 shafts. Volume recovery at the higher grade No 5 Shaft, damaged by seismic activity in the previous financial year,
continues.
Lower surface gold production resulted from a 30% decline in the average surface yield to 0.23g/t, reflecting continued
reclamation from the lower-grade No 4 Dam. Surface
throughput rose by 8% to 755 000t.
Total cash operating unit costs increased by 24% to R293 034/kg due both to lower gold production and to a R14.1 million
increase in power costs, R7.1 million of which was attributable to
Eskom’s 25% price increase and the balance to its higher winter tariff. Underground cash operating costs were 19% higher at
R333 986/kg and surface cash operating costs 39% higher at
R140 858/kg.
Operating profit was down substantially from the previous
quarter’s R29.3 million at R4.6 million due to lower gold
production and to higher costs.
Capital expenditure, 13% higher at R19.6 million, was directed towards continuing opening up and development, and towards
completion of an upgrade to the refrigeration plant to
accommodate the extension of the underground mining
footprint westward.
Crown
The Cason surface retreatment operation of East Rand
Proprietary Limited (“ERPM”) has been incorporated, for reporting purposes, into Crown with effect from the start of the quarter under review. For comparative purposes, the results of the two entities for the previous quarter have been combined.
Total gold production for the quarter was 1% higher at 24 081oz due to a 6% increase in total throughput to 1 760 000t. The
average yield was 4% lower at 0.43g/t.
Cash operating unit costs were 3% higher at R211 216/kg,
reflecting the impact of Eskom’s 25% price increase and higher winter tariff. Operating profit increased by 9%, due mainly to a higher average Rand gold price received.
Capital expenditure, significantly higher at R34 million, was directed towards long-lead items required for the new, 50km
pipeline linking Crown’s Crown and City Deep plants with Ergo.
Construction is under way and scheduled for completion by
August 2011 (see below).
Ergo
Gold production rose by 11% to 10 866oz, reflecting a 4%
increase in throughput to 3 269 000t. The average yield was
maintained at 0.10g/t.
Cash operating unit costs were 10% lower at R198 118/kg due
to higher gold production. Operating profit was 85% higher, a consequence both of the increase in gold production and in the average Rand gold price received.
Capital expenditure, 13% higher at R11.4 million, covered
ongoing rehabilitation work at the Brakpan tailings deposition site and final infrastructure required to increase maximum
throughput from the Elsburg Tailings Complex to 1.2Mtpm.
DRDGOLD LIMITED
Shareholder Report 2010

Dividend
The directors have declared a final dividend of 5 South African cents per ordinary share for the year ended 30 June 2010, which amounts to a total final dividend payout of R19.2 million. The dividend is declared in the currency of the Republic of South Africa.
In compliance with the requirements of Strate, given the
company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follow:
2010
Last date to trade ordinary shares
(cum dividend)
Friday, 1 October
Ordinary shares trade (ex dividend)
Monday, 4 October
Record date
Friday, 8 October
Payment date
Monday, 11 October
On payment date, dividends due to holders of certificated
securities on the South African share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between
Monday, 4 October 2010 and Friday, 8 October 2010, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United
Kingdom registers will be Monday, 11 October 2010.
To holders of American Depository Shares
Each American Depository Share (“ADS”) represents ten
ordinary shares
2010
ADSs trade (ex dividend) on Nasdaq
Wednesday, 6 October
Record date
Friday, 8 October
Approximate date for currency conversion
Friday, 15 October
Approximate payment date of dividend
Monday, 25 October
Assuming an exchange rate of R7.33/$1, the dividend payable on an ADS is equivalent to 6.82 US cents. However, the actual rate of payment will depend on the exchange rate on the date for
currency conversion.
Looking ahead
Blyvoor underground is now, for the first time in years,
consistently hitting 70 000 underground reef tonnes per month.
Our focus will be on further improving key sustainability drivers
– enhanced optionality through increased opening and
development and creating more-face-length, maintaining
current trending in employee efficiency (per capita output) and managing the ore mix carefully so as to reduce our reliance on high grade areas.
The Crown/Ergo pipeline now under construction, by providing two of Crown’s plants with access to Ergo’s Brakpan deposition site, will allow Crown to restore its maximum deposition
capacity to 600 000tpm. Crown’s deposition capacity was
reduced to 400 000tpm in the previous financial year due to
capacity constraints at its Nasrec deposition site. Restored deposition capacity provides the operation with the opportunity to bring to account potential new resources on the Western and
Central Witwatersrand, thus increasing production and extending its life.
At Ergo, in the short to medium term at least, the plan is to maintain steady volumes and beat cost targets. With these
delivering healthy margins, we can look longer term to
improvements in recovered grade from on-going pilot plant work and other research and development initiatives.
In Zimbabwe, where DRDGOLD is a 50% partner with
Zimbabwe-owned Chizim Investments (Pvt) Limited in a new
gold exploration and mining company to be known as Chizim
Gold (Pvt) Limited, exploration will continue at current levels of investment.
Niël Pretorius
Chief Executive Officer
26 August 2010

Condensed statement of comprehensive income
Quarter
Quarter
Quarter
12 months to
12 months to
Jun 2010 Mar 2010 Jun 2009 30 Jun 2010 30 Jun 2009
Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Reviewed Reviewed
Gold and silver revenue 521.7 524.0 420.7 1 990.5 1 910.7
Net operating costs (430.2) (427.1) (419.4) (1 718.9) (1 628.0)
Cash operating costs (468.4) (429.7) (423.2) (1 748.8) (1 635.0)
Movement in gold in process 38.2 2.6 3.8 29.9 7.0
Operating profit 91.5 96.9 1.3 271.6 282.7
Depreciation (57.7) (45.2) (41.6) (190.8) (99.2)
Movement in provision for environmental rehabilitation 110.9 (14.6) (6.2) 88.0 (19.5)
Retrenchment costs (0.5) (0.3) (1.4) (20.1) (34.9)
Gross profit/(loss) from operating activities 144.2 36.8 (47.9) 148.7 129.1
Impairments (6.2) – (19.4) (6.2) (75.1)
Administration expenses and general costs (12.0) (34.1) (56.5) (116.6) (138.3)
Share-based payments (0.6) (1.2) (1.7) (4.1) (7.9)
Net gain/(loss) on financial liabilities measured at
amortised cost – note1
6.2 – (8.8) 6.2 44.0
Recognition of goodwill on purchase of subsidiary – – 53.0 – 53.0
Profit on disposal of assets 0.9 11.1 – 13.7 8.3
Profit on disposal of subsidiaries and joint venture – note 2 158.2 – – 158.2 –
Finance income 7.4 5.5 3.3 27.4 82.5
Finance expenses (7.2) (0.5) (3.2) (15.7) (13.3)
Profit/(loss) before taxation 290.9 17.6 (81.2) 211.6 82.3
Income tax 12.4 (8.2) 3.2 (10.3) (46.2)
Deferred tax (55.4) 2.9 120.6 2.0 74.6
Profit for the period 247.9 12.3 42.6 203.3 110.7
Attributable to:
Equity owners of the parent 240.9 9.9 37.2 207.8 129.1
Non-controlling interest 7.0 2.4 5.4 (4.5) (18.4)
247.9 12.3 42.6 203.3 110.7
Other comprehensive income
Foreign exchange translation – note 2
(156.8) – 10.0 (156.5) (0.6)
Purchase of subsidiaries and other – – 192.9 – 192.9
Market-to-market of available-for-sale investments 5.2 – (1.1) 5.2 (1.1)
Total comprehensive income for the period 96.3 12.3 244.4 52.0 301.9
Attributable to:
Equity owners of the parent 88.0 9.9 179.3 55.2 260.6
Non-controlling interest 8.3 2.4 65.1 (3.2) 41.3
96.3 12.3 244.4 52.0 301.9
Reconciliation of headline earnings/(loss)
Profit
240.9 9.9 37.2 207.8 129.1
Adjusted for:
– Impairments
6.2 – 19.4 6.2 75.1
– Goodwill on purchase of subsidiary – – (53.0) – (53.0)
– Profit on disposal of assets (0.9) (11.1) – (13.7) (8.3)
– Profit on disposal of subsidiaries and joint venture (158.2) – – (158.2) –
– Non-controlling interest in headline earnings adjustment 3.5 2.8 (4.4) 6.8 (15.5)
Headline earnings/(loss) 91.5 1.6 (0.8) 48.9 127.4
Headline earnings/(loss) per share-cents 23.9 0.4 (0.2) 12.9 33.8
Basic earnings per share-cents 63.0 2.6 9.8 54.6 34.3
Diluted headline earnings/(loss) per share-cents 23.9 0.4 (0.2) 12.9 33.8
Diluted basic earnings per share-cents 63.0 2.6 9.8 54.6 34.3
Calculated on the weighted average ordinary shares issued of: 382 569 557 380 987 431 377 733 911 380 407 239 376 678 974
Adjusted headline earnings per share-cents 22.3 0.4 2.1 11.2 22.1
(Adjusted for the net gain/(loss) on financial liabilities
measured at amortised cost – note 1)
Note – From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards
(“IFRSs”), AC 500 standards as issued by the Accounting Practices Board, Schedule 4 of the Companies Act and the requirements of
International Accounting Standard 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

KPMG’s unmodified review report on condensed consolidated IFRS financial statements contained in this announcement; is available for inspection at the Group’s registered office.
DRDGOLD LIMITED
Shareholder Report 2010

Condensed statement of financial position
As at As at As at
30 Jun 2010
31 Mar 2010
30 Jun 2009
Rm
Rm
Rm
Reviewed
Unaudited
Reviewed
Assets
Property, plant and equipment – note 3
1 863.2
1 730.7
1 737.5
Non-current investments and other assets
48.1
43.0
43.0
Environmental rehabilitation trust funds
126.1
141.4
129.7
Deferred tax asset
140.7
200.3
165.1
Current assets
409.4
464.3
550.5
Inventories
132.6
98.0
93.9
Trade and other receivables
73.6
150.0
88.0
Cash and cash equivalents
188.2
201.3
353.6
Assets classified as held for sale
15.0
15.0
15.0
Total assets
2 587.5
2 579.7
2 625.8
Equity and liabilities
Equity
1 649.9
1 539.7
1 584.0
Equity of the owners of the parent
1 550.6
1 448.7
1 481.5
Non-controlling interest
99.3
91.0
102.5
Loans and borrowings
59.0
65.1
65.1
Post-retirement and other employee benefits – note 4
13.4
43.4
43.6
Provision for environmental rehabilitation – note 5
420.6
440.4
412.5
Deferred tax liability
168.1
172.4
194.6
Current liabilities
276.5
318.7
326.0
Trade and other payables
276.5
268.7
323.9
Loans and borrowings
–
50.0
2.1
Total equity and liabilities
2 587.5
2 579.7
2 625.8
Condensed statement of changes in equity
Quarter Quarter
Quarter    12 months to
12 months to
Jun 2010
Mar 2010
Jun 2009
30 Jun 2010
30 Jun 2009
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Reviewed
Reviewed
Balance at the beginning of the period
1 539.7
1 525.9
1 335.7
1 584.0
1 305.5
Share capital issued
13.3
0.3
2.2
28.8
6.3
– for acquisition finance and cash
14.3
–
2.2
29.8
–
– for share options exercised
–
0.2
–
1.1
6.7
– for costs
(1.0)
0.1
–
(2.1)
(0.4)
Increase in share-based payment reserve
0.6
1.2
1.7
4.1
7.9
Profit attributable to equity owners of the parent
240.9
9.9
37.2
207.8
129.1
Profit/(loss) attributable to non-controlling interest
7.0
2.4
5.4
(4.5)
(18.4)
Dividends paid
–
–
–
(19.0)
(37.6)
Other comprehensive income
(151.6)
–
201.8
(151.3)
191.2
Balance as at the end of the period
1 649.9
1 539.7
1 584.0
1 649.9
1 584.0
Condensed statement of cash flows
Quarter Quarter
Quarter     12 months to
12 months to
Jun 2010
Mar 2010
Jun 2009
30 Jun 2010
30 Jun 2009
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Reviewed
Reviewed
Net cash inflow from operations
154.1
8.3
39.5
53.6
208.4
Net cash outflow from investing activities
(111.1)
(20.2)
(377.3)
(226.4)
(593.3)
Net cash (out)/inflow from financing activities
(55.2)
50.1
156.0
7.8
(85.8)
(Decrease)/increase in cash and cash equivalents
(12.2)
38.2
(181.8)
(165.0)
(470.7)
Translation adjustment
(0.9)
0.3
(10.3)
(0.4)
(21.8)
Opening cash and cash equivalents
201.3
162.8
545.7
353.6
846.1
Closing cash and cash equivalents
188.2
201.3
353.6
188.2
353.6
Reconciliation of net cash inflow from operations
Profit/(loss) before taxation
290.9
17.6
(81.2)
211.6
82.3
Adjusted for:
Movement in gold in process
(38.2)
(2.6)
(3.8)
(29.9)
(7.0)
Depreciation and impairment
63.9
45.2
61.0
197.0
174.3
Movement in provision for environmental rehabilitation
(110.9)
14.6
6.2
(88.0)
19.5
Share-based payments
0.6
1.2
1.7
4.1
7.9
Net (gain)/loss on financial liabilities measured at amortised cost
(6.2)
–
8.8
(6.2)
(44.0)
Profit on disposal of assets
(0.9)
(11.1)
–
(13.7)
(8.3)
Recognition of goodwill on purchase of subsidiary
–
–
(53.0)
–
(53.0)
Profit on disposal of subsidiaries and joint venture
(158.2)
–
–
(158.2)
–
Finance expense and unwinding of provisions
4.8
0.4
3.2
10.8
9.8
Growth in Environmental Trust Funds
(2.4)
(2.4)
(2.8)
(9.5)
(12.9)
Other non-cash items
(26.0)
(4.8)
38.5
(25.3)
42.7
Taxation paid
(0.5)
–
(20.2)
(12.6)
(46.9)
Working capital changes
137.2
(49.8)
81.1
(26.5)
44.0
Net cash inflow from operations
154.1
8.3
39.5
53.6
208.4

Notes to financial statements
1. Net gain/(loss) on financial liabilities measured at amortised cost
The net gain/(loss) on financial liabilities measured at amortised cost in the statement of comprehensive income comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Ltd and the DRDSA Empowerment Trust. These preference shares are re-assessed on a quarterly basis and based on the expected future cash flows from DRDGOLD South African Operations (Pty) Limited.
2. Profit on disposal of subsidiaries and joint venture
All DRDGOLD’s foreign subsidiaries, which were holding companies of DRDGOLD’s foreign operations, have been voluntarily placed into liquidation as at 30 June 2010.
A foreign currency translation reserve has accumulated over the life of these foreign subsidiaries. The voluntary liquidation constitutes a disposal and therefore, any accumulated foreign currency translation reserves have been realised in profit and loss.
Also included in the amount of R158.2 million is a R1.5 million profit realised on the disposal of DRDGOLD’s 50% interest in Witfontein Mining (Pty) Limited.
3. Asset acquisition of subsidiary
On 21 January 2010 DRDGOLD signed an agreement to acquire, subject to certain suspensive conditions including Competition Commission approval, Mintails' remaining 50%
interest in Ergo for a total consideration of R82.1 million; R62.1 million to be settled in cash and the balance in shares in the Witfontein tailings deposition site on the Far West
Rand valued at R20 million. On 15 April 2010 Competition Commission approval was obtained and Ergo has been consolidated effective 1 May 2010. The transaction has been treated for accounting purposes as the acquisition of an asset, or group of assets.
4. Post-retirement and other employee benefits
As a result of a project initiated during the year to optimise the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits, we have revised some of the assumptions used in the calculation of this provision. The resulting decrease in the provision for post retirement medical benefits of approximately R30 million has been treated, for accounting purposes, as a change in estimate and is included under administration expenses and general costs.
5. Provision for environmental rehabilitation
The provision for environmental rehabilitation has decreased mainly as a result of the disposal of the old Durban Roodepoort Deep and West Wits mining licenses. The environmental rehabilitation liability transfers along with these mining licenses.
Key operating and financial results (unaudited)
Total
Metric/ZAR
Blyvoor
Crown*
Ergo**
Operations
Ore milled (t'000)
Underground
Jun 2010 Qtr
185
–
–
185
Mar 2010 Qtr
166
–
–
166
Jun 2010 Ytd
633
–
–
633
Surface
Jun 2010 Qtr
755
1 760
3 269
5 784
Mar 2010 Qtr
701
1 656
3 150
5 507
Jun 2010 Ytd
2 968
7 122
11 867
21 957
Total
Jun 2010 Qtr
940
1 760
3 269
5 969
Mar 2010 Qtr
867
1 656
3 150
5 673
Jun 2010 Ytd
3 601
7 122
11 867
22 590
Yield (g/t)
Underground
Jun 2010 Qtr
3.54
–
–
3.54
Mar 2010 Qtr
4.01
–
–
4.01
Jun 2010 Ytd
3.79
–
–
3.79
Surface
Jun 2010 Qtr
0.23
0.43
0.10
0.22
Mar 2010 Qtr
0.33
0.45
0.10
0.23
Jun 2010 Ytd
0.31
0.43
0.09
0.23
Total
Jun 2010 Qtr
0.88
0.43
0.10
0.32
Mar 2010 Qtr
1.03
0.45
0.10
0.34
Jun 2010 Ytd
0.92
0.43
0.09
0.33
Gold produced (kg)
Underground
Jun 2010 Qtr
654
–
–
654
Mar 2010 Qtr
666
–
–
666
Jun 2010 Ytd
2 402
–
–
2 402
Surface
Jun 2010 Qtr
176
749
338
1 263
Mar 2010 Qtr
228
743
304
1 275
Jun 2010 Ytd
909
3 092
1 099
5 100
Total
Jun 2010 Qtr
830
749
338
1 917
Mar 2010 Qtr
894
743
304
1 941
Jun 2010 Ytd
3 311
3 092
1 099
7 502
Cash operating costs
Underground
Jun 2010 Qtr
333 986
–
–
333 986
(ZAR per kg)
Mar 2010 Qtr
281 818
–
–
281 818
Jun 2010 Ytd
324 736
–
–
324 736
Surface
Jun 2010 Qtr
140 858
211 216
198 118
197 907
Mar 2010 Qtr
101 539
204 349
220 609
189 841
Jun 2010 Ytd
108 771
199 135
231 294
189 959
Total
Jun 2010 Qtr
293 034
211 216
198 118
244 331
Mar 2010 Qtr
235 841
204 349
220 609
221 400
Jun 2010 Ytd
265 445
199 135
231 294
233 112
Cash operating costs
Underground
Jun 2010 Qtr
1 181
–
–
1 181
(ZAR per tonne)
Mar 2010 Qtr
1 131
–
–
1 131
Jun 2010 Ytd
1 232
–
–
1 232
Surface
Jun 2010 Qtr
33
90
20
43
Mar 2010 Qtr
33
92
21
44
Jun 2010 Ytd
33
86
21
44
Total
Jun 2010 Qtr
259
90
20
78
Mar 2010 Qtr
243
92
21
76
Jun 2010 Ytd
244
86
21
77
Gold and silver revenue
Jun 2010 Qtr
217.0
215.3
89.4
521.8
(ZAR million)
Mar 2010 Qtr
241.8
200.2
82.0
524.0
Jun 2010 Ytd
861.4
834.8
294.3
1 990.5
Operating profit
Jun 2010 Qtr
4.6
55.1
31.8
91.5
(ZAR million)
Mar 2010 Qtr
29.3
50.4
17.2
96.9
Jun 2010 Ytd
16.3
210.0
45.3
271.6
Capital expenditure
Jun 2010 Qtr
19.6
34.0
11.4
65.0
(ZAR million)
Mar 2010 Qtr
17.4
3.4
10.1
30.9
Jun 2010 Ytd
79.6
45.8
62.2
187.6
DRDGOLD LIMITED
Shareholder Report 2010

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
1st Floor, Quadrum 1 • Quadrum Office Park •
50 Constantia Boulevard • Constantia Kloof Ext 28 •
Roodepoort • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker
Company secretary:
TJ Gwebu
Russell and Associates 3589/10
Key operating and financial results (unaudited) (continued)
Total
Imperial/US$
Blyvoor
Crown*
Ergo**
Operations
Gold produced (oz)
Underground
Jun 2010 Qtr
21 027
–
–
21 027
Mar 2010 Qtr
21 412
–
–
21 412
Jun 2010 Ytd
77 226
–
–
77 226
Surface
Jun 2010 Qtr
5 658
24 081
10 866
40 605
Mar 2010 Qtr
7 331
23 888
9 773
40 992
Jun 2010 Ytd
29 226
99 410
35 332
163 968
Total
Jun 2010 Qtr
26 685
24 081
10 866
61 632
Mar 2010 Qtr
28 743
23 888
9 773
62 404
Jun 2010 Ytd
106 452
99 410
35 332
241 194
Cash operating costs (US$ per oz)
Underground
Jun 2010 Qtr
1 373
–
–
1 373
Mar 2010 Qtr
1 163
–
–
1 163
Jun 2010 Ytd
1 327
–
–
1 327
Surface
Jun 2010 Qtr
580
869
815
814
Mar 2010 Qtr
419
843
909
783
Jun 2010 Ytd
444
814
945
776
Total
Jun 2010 Qtr
1 204
869
815
1 004
Mar 2010 Qtr
973
843
909
913
Jun 2010 Ytd
1 085
814
945
953
Gold and silver revenue (US$ million)
Jun 2010 Qtr
28.7
28.4
11.8
68.9
Mar 2010 Qtr
32.0
26.6
10.9
69.5
Jun 2010 Ytd
113.2
109.6
38.7
261.5
Operating profit (US$ million)
Jun 2010 Qtr
0.6
7.3
4.2
12.1
Mar 2010 Qtr
3.8
6.7
2.2
12.7
Jun 2010 Ytd
2.1
27.6
6.0
35.7
Capital expenditure (US$ million)
Jun 2010 Qtr
2.6
4.4
1.5
8.5
Mar 2010 Qtr
2.4
0.5
0.9
3.8
Jun 2010 Ytd
10.5
6.0
8.2
24.7
Cash operating costs reconciliation
Total
R’000 unless otherwise stated
Blyvoor
Crown*
Ergo**
Operations
Total cash costs
Jun 2010 Qtr
218 875
143 931
65 172
427 978
Mar 2010 Qtr
204 910
156 589
67 580
429 079
Jun 2010 Ytd
870 947
637 789
264 047
1 772 783
Movement in gold in process
Jun 2010 Qtr
30 894
(1 997)
9 326
38 223
Mar 2010 Qtr
(1 691)
2 035
2 238
2 582
Jun 2010 Ytd
33 767
(9 040)
5 215
29 942
Less: Production taxes, rehabilitation and other
Jun 2010 Qtr
2 150
(22 808)
6 931
(13 727)
Mar 2010 Qtr
(11 980)
2 389
2 591
(7 000)
Jun 2010 Ytd
(4 772)
(6 729)
13 706
2 205
Less: Retrenchment costs
Jun 2010 Qtr
(768)
–
–
(768)
Mar 2010 Qtr
25
–
–
25
Jun 2010 Ytd
10 925
–
–
10 925
Less: Corporate and general administration costs
Jun 2010 Qtr
5 169
6 541
603
12 313
Mar 2010 Qtr
4 332
4 404
162
8 898
Jun 2\010 Ytd
19 673
19 752
1 364
40 789
Cash operating costs
Jun 2010 Qtr
243 218
158 201
66 964
468 383
Mar 2010 Qtr
210 842
151 831
67 065
429 738
Jun 2010 Ytd
878 888
615 726
254 192
1 748 806
Gold produced (kg)
Jun 2010 Qtr
830
749
338
1 917
Mar 2010 Qtr
894
743
304
1 941
Jun 2010 Ytd
3 311
3 092
1 099
7 502
Total cash operating costs (R/kg)
Jun 2010 Qtr
293 034
211 216
198 118
244 331
Mar 2010 Qtr
235 841
204 349
220 609
221 400
Jun 2010 Ytd
265 445
199 135
231 294
233 112
Total cash operating costs (US$/oz)
Jun 2010 Qtr
1 204
869
815
1 004
Mar 2010 Qtr
973
843
909
913
Jun 2010 Ytd
1 085
814
945
953
*
Crown includes ERPM's Cason surface retreatment operation.
**  With effect from 1 May 2010 Ergo represents 100% of the ErgoGold Joint Venture and 100% of the Ergo JointVenture.
DIRECTORS (*British)(**American)
8